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                 June 17, 2022

       Ryan Smith
       Chief Executive Officer
       U.S. Energy Corp.
       675 Bering Drive
       Suite 390
       Houston, TX 77057

                                                        Re: U.S. Energy Corp.
                                                            Registration
Statement on Form S-3
                                                            Filed June 10, 2022
                                                            File No. 333-265532

       Dear Mr. Smith:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Arthur Tornabene-Zalas at (202) 551-3162 or Kevin Dougherty, Staff
       Attorney, at (202) 551-3271 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Energy & Transportation
       cc:                                              David M. Loev, Esq.